                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                    Entravision Communications Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                               Class A Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    29382R107
           --------------------------------------------------------
                                 (CUSIP Number)

                          Univision Communications Inc.
                      1999 Avenue of the Stars, Suite 3050
                          Los Angeles, California 90067
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 7, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 10 Pages
                                        --

CUSIP No. 29382R107                   13D                 Page  2  of  10 Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Univision Communications Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK, WC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  29,452,234
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  29,452,234
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     29,452,234
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 29382R107                   13D                 Page  3  of  10 Pages
          ---------                                            ---     --


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     A. Jerrold Perenchio
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  29,452,234
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  29,452,234
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     29,452,234
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 29382R107                   13D                 Page  4  of  10 Pages
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ITEM 1.  SECURITY AND ISSUER

     The classes of equity security to which this statement on form Schedule 13D relates is the Class A common stock ("Securities"), of Entravision Communications Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 2425 Olympic Blvd., Suite 6000 West, Santa Monica, CA 90404. Of the 29,452,234 shares of Class A common stock to which this
Schedule 13D relates, 21,983,392 shares are shares of Class C common stock of the Issuer convertible by Univision Communications Inc., a Delaware corporation ("Univision") at any time.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Univision, a Delaware corporation ("Univision") and A. Jerrold Perenchio, hereafter referred to as the "Reporting Persons."

     Mr. Perenchio is the Chairman of the Board and Chief Executive Officer of Univision. Additionally, Mr. Perenchio may be deemed to control Univision, although he disclaims beneficial ownership of any securities owned by Univision.

     For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I hereto and incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with Issuer's reorganization on August 7, 2000, Univision exchanged the $120,000,000 promissory note and option it had acquired from the Issuer's predecessor for 21,983,392 shares of the Issuer's Class C common stock. Univision purchased 6,464,542 shares of the Issuer's Class A common stock offered by the Issuer in its initial public offering directly from the Issuer on August 7, 2000 for approximately $100,000,000. The remaining Class A shares were purchased in the open market between August 7, 2000 and the date this Schedule 13D is being filed. The Reporting Persons used bank borrowings under their credit facility with a syndicate of commercial banks and other lenders and working capital for all purchases of the Class A shares.

ITEM 4.  PURPOSE OF TRANSACTION

     Each of the Reporting Persons has purchased and holds the Securities reported by it for investment purposes.

CUSIP No. 29382R107                   13D                 Page  5  of  10 Pages
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     The Reporting Persons may, from time to time, acquire additional securities of the Issuer in open market or privately negotiated transactions, depending on existing market conditions and other considerations that the Reporting Persons may deem relevant. The Reporting Persons intend to review the Issuer on a continuing basis and, depending upon the price and availability of the Securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax consideration and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

     Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of Securities to which this Schedule 13D relates is 29,452,234 shares, representing 25.5% of the outstanding 115,287,989 shares of the Issuer's Class A common stock (assuming the Issuer's Class B and Class C common stock have been converted). A total of 21,983,392 of the Securities are Class C shares that may be converted at any time by the Reporting Persons to Class A shares. The conversion ratio is 1:1.

     Mr. Perenchio may be deemed to have beneficial ownership of the Securities beneficially owned by Univision (although he specifically disclaims such beneficial ownership). The remaining Covered Persons disclaim beneficial ownership of the Securities.

     (b) Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities reported for it. The remaining Covered Persons disclaim beneficial ownership of the Securities.

     (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described below, neither Univision nor any of its affiliates or
A. Jerrold Perenchio or any of his affiliates, nor to the best knowledge of Univision or Perenchio, any of the persons named on Schedule I hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

     As the holder of the Issuer's Class C common stock, Univision has certain rights under the Issuer's bylaws and certificate of incorporation. Univision has the right to vote as a separate class to elect two of the Issuer's directors, and the right to vote as a class on certain

CUSIP No. 29382R107                   13D                 Page  6  of  10 Pages
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material decisions involving the Issuer, including any merger, consolidation or business combination, any dissolution and any transfer of the Issuer's Federal Communications Commission licenses for any of the Issuer's television stations affiliated with Univision. These special voting rights terminate when Univision owns less than 30% of its initial ownership of the Class C shares. The shares of Class C common stock are convertible into Class A shares on a share-for-share basis at Univision's option at any time or automatically upon transfer to non-affiliates of Univision or upon Univision owning less than 30% of its initial ownership of the Class C shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. Filed herewith as Exhibit 1 is a written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

          2. In lieu of filing herewith, the Certificate of Incorporation of the Issuer is hereby incorporated by reference as an exhibit to this
     Schedule 13D from Exhibit 3.2(2) to Amendment No. 4 of the Issuer's Registration Statement on Form S-1 (Registration No. 333-35336) filed with the Securities and Exchange Commission on July 25, 2000.

          3. In lieu of filing herewith, the Issuer's Bylaws are hereby incorporated by reference as an exhibit to this Schedule 13D from Exhibit 3.3(2) to Amendment No. 4 of the Issuer's Registration Statement on Form S-1 (Registration No. 333-35336) filed with the Securities and Exchange Commission on July 25, 2000.

CUSIP No. 29382R107                   13D                 Page  7  of  10 Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       August 16, 2000
                                       ----------------------------------------
                                       (Date

                                       /s/ ROBERT V. CAHILL
                                       ----------------------------------------
                                       (Signature)

                                       Vice President and Secretary
                                       ----------------------------------------
                                       (Name/Title)

                                       /s/ A. JERROLD PERENCHIO
                                       ----------------------------------------
                                       (Signature)

CUSIP No. 29382R107                   13D                 Page  8  of  10 Pages
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                                                                      SCHEDULE I


                      INFORMATION WITH RESPECT TO EXECUTIVE
             OFFICERS AND DIRECTORS OF UNIVISION COMMUNICATIONS INC.

     The following sets forth as to each of the executive officers and directors of Univision and its affiliates: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Univision, the business address of each of which is 1999 Avenue of the Stars, Suite 3050, Los Angeles, California, 90067, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this
Schedule 13D.

EXECUTIVE OFFICERS

A. Jerrold Perenchio  Chairman of the Board & Chief Executive Officer
Robert V. Cahill      Vice President & Secretary
George W. Blank       Executive Vice President, Chief Financial Officer
Ray Rodriguez         President and Chief Operating Officer - Univision Network

DIRECTORS

A. Jerrold Perenchio

Harold Gaba
President and Chief Executive Officer,
Act III Communications Holdings, L.P.
(media company)
1999 Avenue of the Stars, Suite 500
Los Angeles, California  90067

Alan F. Horn
President and Chief Operating Officer, Warner Bros.
(media company)
4000 Warner Blvd., Bldg. #2, Room 204
Burbank, CA  91522

CUSIP No. 29382R107                   13D                 Page  9  of  10 Pages
          ---------                                            ---     --


John G. Perenchio
President, Ultimatum Music, LLC &
Executive, Chartwell Partners LLC
(music company and media and communications investment firm)

Ray Rodriguez

Alejandro Rivera
Director & Vice President, Venevision International, Inc.
(media company)
c/o Finser Corporation
550 Baltimore Way
Suite 900
Coral Gables, Florida  33134
Venezuelan citizen

Jose A. Baston Patino
Vice President of Operations
Grupo Televisa, S.A.
(media company)
Av. Chapultepec No. 28 6th Piso
Col. Doctores, Mexico D.F.
06724
Mexican citizen

Alfonso de Angoitia
Secretary of the Board of Directors, Executive Vice President - Chief Financial Officer, Secretary of the Executive Committee, Grupo Televisa, S.A.
(media company)
c/o Minares, Angoitia, Cortes y
  Fuentes S.C.
505  3rd Floor
Lomas de Chapultepec
11000 Mexico City, Mexico
Mexican citizen

Carlos Cisneros
Chairman & Chief Executive Officer
c/o Cisneros Television Group
(media company)
404 Washington Ave., Penthouse Fl.
Miami Beach, Florida  33139
Venezuelan citizen

CUSIP No. 29382R107                   13D                 Page 10  of  10 Pages
          ---------                                            ---     --


                                                                     SCHEDULE II


                           INFORMATION WITH RESPECT TO
               TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                   SHARES          AVERAGE
DATE               PURCHASED       PRICE(2)
8/7/00             21,983,392            (3)

8/7/00             6,464,542       $15.47

8/10/00            479,500         $15.74

8/11/00            425,500         $17.35

8/14/00            99,800          $18.00

--------
     (1) Unless otherwise indicated, all transactions were effected by Univision on the New York Stock Exchange.
     (2)  Price excludes commissions.
     (3) For these shares, Univision exchanged a $120,000,000 promissory note and option it had acquired from the Issuer's predecessor.